UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant’s name into English)

4 HaNechoshet St., Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

The registrant hereby informs the Securities and Exchange Commission that at the annual general meeting held on December 24, 2008 (the “Meeting”), the requisite majorities of the registrant’s shareholders of record as of November 16, 2008 (the record date for the Meeting, as set forth in the registrant’s proxy statement, a copy of which was attached as an exhibit to the registrant’s report on Form 6-K furnished to the Securities and Exchange Commission on November 19, 2008) adopted the following resolutions:

(1)	to appoint Mr. Arik Ramot as a director for a three-year term, commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2011 and the due appointment of his successor; and

(2)	to appoint Kost Forer Gabbay & Kasierer as the independent auditors of the registrant for the year ending December 31, 2008 and to authorize the board of directors to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the audit committee of the board of directors.

In addition, the term of service of Mrs. Gittit Guberman as a member of the board of directors expired at the Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IncrediMail Ltd. By: /s/ Yacov Kaufman —————————————— Yacov Kaufman Chief Financial Officer

Date: December 29, 2008